Exhibit 11

MATERION CORPORATION AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS

	First Quarter Ended
	Mar. 29,	Mar. 30,
	2013	2012
Basic:
Average shares outstanding	20,481,000	20,370,000
Net Income	6,785,000	6,118,000
Per share amount	$0.33	$0.30

Diluted:
Average shares outstanding	20,481,000	20,370,000
Dilutive stock securities based on the treasury stock method using average market price	343,000	337,000
Totals	20,824,000	20,707,000
Net Income	6,785,000	6,118,000
Per share amount	$0.33	$0.30